July 30, 2007

BY EDGAR CORRESPONDENCE

Kari Jin

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re: MeadWestvaco Corporation, Form 10-K for the Year Ended December 31, 2006, Filed February 28, 2007, File No. 001-31215

Dear Ms. Jin:

On behalf of MeadWestvaco Corporation (the “company”), this letter confirms our conversation on July 30, 2007, in which the company requested and the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) consented to an extension until August 8, 2007 of the deadline for the company’s response to the Staff’s comment letter dated July 19, 2007 on the company’s Form 10-K. This extension was requested due the timing of the receipt of this letter and its proximity to our preparation related to the company’s earnings release and Form 10-Q filing for the second quarter ended June 30, 2007.

If you have any questions concerning this letter, please contact the undersigned at (804) 201-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Controller

cc:	John A. Luke, Jr.

E. Mark Rajkowski

Wendell L. Willkie, II

Richard Quimby, PricewaterhouseCoopers LLP